**WRIGHT INVESTORS' SERVICE
DISTRIBUTORS, INC.**

REPORT PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2021
(with supplementary information)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-29579

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wright Investors' Service Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Corporate Drive, Suite 770
                              (No. and Street)

Shelton   CT   06484
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Pollard   631-721-3541   dpollard@intersourcecg.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
              (Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165 Northridge   California 91324
(Address)   (City)   (State)   (Zip Code)

10/16/2018   6517
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Donald Pollard</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Wright Investors' Service Distributors, Inc.</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DARLENE M ROTH
Notary Public - State of New York
NO. 01RO4881014
Qualified in Suffolk County
My Commission Expires Dec 29, 2022



Signature:

Title: Chief Compliance Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Contents





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Wright Investors' Service Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2021.
Northridge, California
February 16, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	26,604
Accounts receivable		34,755
Prepaid expenses		6,878
Total assets	$	68,237
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities	$	-
Shareholder's equity:		
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares		1,000
Capital in excess of par		150,856
Retained earnings		1,135,008
Less: Due from Parent		(1,218,627)
Total shareholder's equity		68,237
Total liabilities and shareholder's equity	$	68,237

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Income
Year Ended December 31, 2021

Revenue:		
Mutual fund distribution fees from non-affiliated funds	$	271,166
Interest		16
		271,182
Expenses:		
Salaries		60,180
Outside services		50,245
Occupancy		25,288
Professional fees		16,313
Wire services		12,488
Dues and registrations		9,849
Other		8,350
Total expenses		182,713
Income before income taxes		88,469
Income tax expense		24,300
Net income	$	64,169

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2021

| | Common Stock | | Capital In | Retained | Due From | Total Shareholder's |
	Shares	Amount	Excess of Par	Earnings	Parent	Equity
Balance, January 1, 2021	1,000	$ 1,000	$ 150,856	$ 1,070,838	$ (1,156,493)	$ 66,201
Allocation of expenses from Parent	-	-	-	-	136,567	136,567
Income tax payable to Parent	-	-	-	-	24,300	24,300
Payments to Parent	-	-	-	-	(223,000)	(223,000)
Net income	-	-	-	64,169	-	64,169
Balance, December 31, 2021	1,000	$ 1,000	$ 150,856	$ 1,135,007	$ (1,218,626)	$ 68,237

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	64,169
Adjustments to reconcile net income to net cash provided by operating activities:		
Allocation of expenses from Parent		136,567
Income tax payable to Parent		24,300
Changes in operating assets and liabilities:		
Accounts receivable		(1,326)
Prepaid expenses		(776)
Accounts payable		(2,700)
Net cash provided by operating activities		220,234
Cash flows from financing activities:		
Payments to Parent		(223,000)
Net cash used in financing activities		(223,000)
Net decrease in cash		(2,766)
Cash - beginning of year		29,370
Cash - end of year	$	26,604

Supplemental disclosures of cash flow information:		
Income taxes	$	-
Interest expenses	$	-

Supplemental disclosures of non-cash transactions:

The Company had $136,567 in non-cash operating expenses allocated by the Parent company. In addition, the Company had $24,300 in income taxes allocated to it by the Parent company.

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2021

NOTE A – DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Khandwala Capital Management, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is registered as a broker-dealer in eight of the contiguous U.S. states.

The Company acts solely as the distributor for mutual funds sponsored by other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   Revenue recognition:

The Company earns revenue by providing underwriting and distribution services to non-affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets.

12b-1 fee revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. 12b-1 fee revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non-affiliated funds.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

[2]   Revenue recognition (continued):

Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

[3]   Fair Value Measurements:

The recorded amounts of the Company's cash, accounts receivable and accounts payable approximate their fair values principally because of the short-term nature of these items.

[4]   Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

[5]   Accounts receivable:

The Company continuously monitors the creditworthiness of clients and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2021, no allowance was considered necessary.

[6]   Subsequent events:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTE C – RELATED PARTY TRANSACTIONS

The Company advances funds on an as-needed basis to TWC. These advances are non-interest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be repaid, and would ultimately be distributed as a dividend to TWC.

The Company has an expense-sharing agreement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2021, TWC allocated approximately $136,567 of expenses to the Company, which were offset against the balance due from TWC. The expenses were comprised of approximately $60,180 of Salaries, $26,674 of Outside services & Professional fees, $24,103 of Occupancy costs, $13,122 of Dues and registrations & Other, and $12,488 of Wire services.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE D – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital and a minimum net capital requirement of $26,604 and $5,000, respectively, and an aggregate indebtedness to net capital ratio of 0 to 1.

NOTE E – LEASES

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed

NOTE F – INCOME TAXES

The Company is included in the consolidated federal income tax return of The Winthrop Corporation and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC. However, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTE F – INCOME TAXES (continued)

At December 31, 2021 the Company had no deferred tax assets or liabilities.

The Company's income tax expense for the year ended December 31, 2021 consisted of federal income taxes of $17,700 and state income taxes of $6,600.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2021. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of income.

NOTE G – COMMITMENTS, GUARANTEES, AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event in highly uncertain and cannot be predicted.

NOTE H – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.
Schedule I
Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c-1
December 31, 2021

Total Shareholder's Equity	$	**68,237**
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		**34,755**
Prepaid expenses		**6,878**
Total deductions and/or charges		**41,633**
Net capital		**26,604**
Minimum net capital required pursuant to Uniform		
Net Capital Rule 15c3-1		**5,000**
Excess of net capital over minimum requirements	$	**21,604**
Total aggregate indebtedness	$	-
Required minimum net capital (greater of 6.67% of total aggregate		
indebtedness ($0) or $5,000)	$	**5,000**
Ratio of total aggregate indebtedness to net capital		**0 to 1**

There is no difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2021 most recently filed Form X-17A-5 Part IIA Filing.

See report of independent registered public accounting firm

Wright Investors' Service Distributors, Inc.

**Schedule II – Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to
Securities and Exchange Commission Rule 15c3-3**

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

See report of independent registered public accounting firm

Wright Investors' Service Distributors, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Wright Investors' Service Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wright Investors' Service Distributors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wright Investors' Service Distributors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Wright Investors' Service Distributors, Inc. stated that Wright Investors' Service Distributors, Inc. met the identified exemption provisions throughout the year ended December 31, 2021 without exception. Wright Investors' Service Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wright Investors' Service Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 16, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com


WRIGHT

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.



2 Corporate Drive, Suite 770
Shelton, CT 06484 USA

Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k)(1) throughout the year ended December 31, 2021 without exception.

Wright Investors' Service Distributors, Inc.

I, Donald Pollard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Compliance Officer